News Release TSX-V: PDO 2010-13 September 13, 2010

PORTAL ADDS OIL AND GAS EXPERTISE TO BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA, September 13, 2010 – Portal Resources Ltd. ("Portal” or the "Company") (TSX.V: PDO) (FWB: P5H) is pleased to announce that the Company has appointed Mr. Barry J. Reid, B.Sc., P.Eng. and Mr. John M. MacRae, M.Sc., B.Sc., P. Geol. to the Board of Directors. Both of these individuals have served on the Company’s Oil and Gas Advisory Board during 2010. Mr. Reid has also been appointed as the Company’s Chief Operating Officer (COO).

Mr. Reid is an accomplished mechanical engineer (University of Alberta 1984) with 25 years of oil and gas experience in Western Canada covering all aspects of the oil and gas business from corporate start ups, project evaluations and acquisitions through design and implementation, to the management and optimization of production projects. During his career Mr. Reid has held positions with Husky Energy/Renaissance Energy and Dome Petroleum among others. As a Senior Exploitation Engineer with Husky Energy Mr. Reid’s responsibilities included pool development, optimization and an ongoing review of new techniques for horizontal drilling, water shut-offs, stimulations and re-completions. His accomplishments include the full cycle development of the Suffield Military Block with estimated original oil in place of 65 million barrels completing 35 horizontal wells and associated facilities within a 6 month timeframe; production peaked at 1,800 barrels of oil per day.

Mr. MacRae is an accomplished petroleum geologist (University of Alberta 1970) with over 40 years experience evaluating the geology and undiscovered petroleum and natural gas potential of the Western Canadian Sedimentary Basin, as well as all British Columbia onshore and offshore sedimentary basins.  His past experience includes serving as Director of Petroleum Geology for the Province of British Columbia: Ministry of Energy & Mines (1988-1998). Currently, through his private consulting company, he provides advisory services to major Canadian oil and gas companies.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and past President of the Geological Association of Canada, Pacific Section.

“With the addition of Barry and John, Portal now has the necessary engineering and geological skill sets to internally evaluate, acquire and develop a wide range of exploration and production projects.” (Stated David Hottman, Chairman, CEO)

In order to accommodate these appointments, the Board of Directors has accepted the resignation of Ms. Winnie Wong. The Board would like to thank Ms. Wong for her service to the Company and wishes her well in future endeavors.

Portal’s strategic focus in the Western Canadian Sedimentary Basin is the identification and acquisition of property within traditional hydrocarbon producing areas with reservoir characteristics similar to western Alberta’s Pembina Cardium and southern Saskatchewan’s Bakken shale formations, which are proving optimal for economic production of light oil using horizontal drilling and multi-stage fracture completion methods pioneered in North America’s unconventional shale gas basins over the past 20 years.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net